SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Giborei Israel 7, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 30, 2023 re TAT Technologies Ltd. Reports First Quarter 2023 Results.

ITEM 1

Press Release

TAT Technologies Reports First Quarter 2023 Results

Netania, Israel, May 30, 2023 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month period ended March 31, 2023.

Financial highlights for the first quarter of 2023:

•	Revenues for Q1 2023 increased by 26.6% to $25.2 million compared to $19.9 million in Q1 2022.

•	Gross profit for Q1 2023 increased to $4.3 million (16.9% of revenues) compared to $3 million in Q1 2022 (15.2% of revenues).

•	Adjusted EBITDA for Q1 2023 increased by 328% to $2.2 million compared to $0.5 million in Q1 2022.

•	Net income for Q1 2023 was $0.66 million compared to a net loss of $1.6 million in Q1 2022.

•	Operational cash flow was positive $1.4 million compared to $0 million in Q1 2021.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “We are excited with the results of the first quarter of 2023. As our industry continues to ramp up, it is the second consecutive quarter that we continue to increase our revenues, improve gross profits, and improve EBITDA and net income. Cash flow from operations continues to be positively strong. The world’s supply chain challenges continue to negatively affect our results and customer satisfaction. As of the end of March 2023 our past due customers’ orders amount to $33 million.

Our order backlog and LTA continue to grow as the demand for our products and services rapidly increases and as we enter the second half of the year, we expect to see the fruits of the strategic deals that we signed with Honeywell both for the APU 331-500 and APU 131. These strategic deals represent a major growth engine and are expected to yield a much better profitability.”

Mr. Zamir continued: “We are optimistic with the coming quarters of 2023 and expect substantial growth in revenues and EBITDA compared to 2022”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,196	$7,722
Accounts receivable, net	17,643	15,622
Inventory, net	42,848	45,759

Other current assets and prepaid expenses	4,912	6,047

Total current assets	74,599	75,150

NON-CURRENT ASSETS:
Restricted deposit	302	304
Investment in affiliates	1,733	1,665
Funds in respect of employee rights upon retirement	710	780
Deferred income taxes	1,207	1,229
Intangible assets, net	1,722	1,623
Property, plant and equipment, net	42,560	43,423
Operating lease right of use assets	2,257	2,477

Total non-current assets	50,491	51,501
Total assets	$125,090	$126,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,975	$1,876
Credit line from bank	6,112	6,101
Accounts payable	9,112	10,233
Accrued expenses	9,395	9,686
Operating lease liabilities	866	904
Provision for restructuring plan	132	190

Total current liabilities	27,592	28,990

NON CURRENT LIABILITIES:
Long-term loans	18,764	19,408
Liability in respect of employee rights upon retirement	1,069	1,148
Operating lease liabilities	1,347	1,535

Total non-current liabilities	21,180	22,091
Total liabilities	$48,772	51,081

EQUITY:
Share capital	2,842	2,842
Additional paid-in capital	66,335	66,245
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	(26)	(26)
Retained earnings	9,255	8,597
Total shareholders' equity	76,318	75,570

Total liabilities and shareholders' equity	$125,090	$126,651

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$7,291	$6,319	$25,460
Services	17,926	13,635	59,096
	25,217	19,954	84,556
Cost of goods:
Products	6,274	5,744	21,631
Services	14,685	11,165	46,997
	20,959	16,909	68,628
Gross Profit	4,258	3,045	15,928

Operating expenses:
Research and development, net	99	(27)	479
Selling and marketing	1,159	1,335	5,629
General and administrative	2,459	2,385	9,970
Other income	(406)	(81)	(90)
Restructuring and other expenses	-	927	1,715
	3,311	4,539	17,703

Operating income (loss)	948	(1,494)	(1,775)

Interest expenses	(366)	(104)	(902)
Other financial income (expenses), net	(19)	170	1,029

Income (loss) before taxes on income (tax benefit)	563	(1,428)	(1,648)

Taxes on income (tax benefit)	(27)	107	98

Income (loss) before share of equity investment	590	(1,535)	(1,746)

Share in results of affiliated companies	68	(27)	184
Net income (loss) from continued operation	$658	$(1,562)	$(1,562)
Net income from discontinued operation	-	-	-
Net income (loss)	$658	$(1,562)	$(1,562)

Basic and diluted income per share

Net income (loss) per share basic and diluted	$0.074	$(0.17)	$(0.175)

Weighted average number of shares outstanding:
Basic and Diluted	8,911,546	8,886,546	8,911,546

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
Net income (loss)	$658	$(1,562)	$(1,562)
Other comprehensive income (loss)
Net unrealized losses from derivatives	-	(32)	(89)
Reclassification adjustments for gains included in net income and inventory	-	-	30
Total comprehensive income (loss)	$658	$(1,594)	$(1,621)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2010	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,329	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of option	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE PERIOD ENDED MARCH 31, 2023 (unaudited):
Comprehensive profit	-	-	-	-	-	658	658
Exercise of option	-	-	-	-	-	-	-
Share based compensation	-	-	90	-	-	-	90
BALANCE AT MARCH 31, 2023 (unaudited)	9,186,019	$2,842	$66,335	$(26)	$(2,088)	9,255	$76,318

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	658	(1,562)	(1,562)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	1,041	973	3,706
Loss (gain) from change in fair value of derivatives	-	17	8
Provision for doubtful accounts	(3)	-	138
Share in results of affiliated Company	(68)	27	(184)
Share based compensation	90	49	218
Noncash finance expense	(6)	(35)	-
Lease modification	-	-	(82)
Increase (decrease) in provision for restructuring expenses	(58)	(345)	(467)
Liability in respect of employee rights upon retirement	(79)	(117)	(356)
Capital gain from sale of fixed assets	(456)	(81)	(90)
Deferred income taxes, net	22	107	23
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(2,012)	(895)	(2,659)
Decrease (increase) in other current assets and prepaid expenses	1,205	(62)	(1,459)
Decrease (increase) in inventory	2,959	(2,222)	(5,069)
Decrease (increase) in trade accounts payable	(1,121)	536	1,143
Increase (decrease) in accrued expenses	(290)	42	2,727
Decrease in other long-term liabilities	(115)	(161)	(902)
Net cash provided by (used in) operating activities	$1,767	$(3,729)	$(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	1,560	84	93
Purchase of property and equipment	(1,433)	(4,010)	(16,213)
Purchase of intangible assets	-	-	-
Cash flows provided by (used in) investing activities	$127	$(3,926)	$(16,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received (Repayments) from banks	-	(3,000)	(1,071)
Proceeds (repayments) from long-term loans received	(422)	10,504	16,680
Exercise of options	-	67	189
Cash flows provided by (used in) financing activities	$(422)	$7,571	$15,798

Net increase (decrease) in cash and cash equivalents and restricted cash	1,472	(84)	(5,189)
Cash and cash equivalents and restricted cash at beginning of period	8,026	13,215	13,215

Cash and cash equivalents and restricted cash at the end of period	$9,498	$13,131	8,026

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2023	2022	2022

Net income (Loss)	$658	$(1,562)	$(1,562)
Adjustments:
Share in results and sale of equity investment of affiliated companies	(68)	27	(184)
Taxes on income (tax benefit)	(27)	107	98
Financial expense/ (income), net	385	(66)	(127)
Depreciation and amortization	1,041	1,025	3,878
Restructuring expenses	-	927	1,715
Share based compensation	90	49	218
Adjusted EBITDA	$2,079	$507	$4,036

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: May 30, 2023